UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPAÑIA CERVECERIAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant's name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, Twenty-Third Floor, Santiago, Chile
(Address of principal executive offices)

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

Attached is a press release of the Company dated March 25, 2010

FOR IMMEDIATE RELEASE
For more information contact:
Rosita Covarrubias
Investor Relations Department
Compañía Cervecerías Unidas S.A.
www.ccu-sa.com; www.ccu.cl
(56-2) 427-3581

CCU S.A. REPORTS CONSOLIDATED FOURTH QUARTER 2009 AND FULL YEARRESULTS (1)

FOURTH QUARTER

Net sales down 0.7%, Operating result increases 2.1%, EBITDA(2) up 4.7%, Net  profit(3) grows 18.8% to US$1.01 per ADR

FULL YEAR

Net sales up 9.3%, Operating result increases 10.8%, EBITDA(2) up 10.7%, Net profit(3) grows 41.6% to US$3.97 per ADR

(Santiago, Chile, March 17, 2010) -- CCU announced today its consolidated financial results, stated under IFRS, for the fourth quarter ended December 31, 2009. (4)

COMMENTS FROM THE CEO

The year 2009 was very positive for CCU. The Company reached record levels in its main indicators: Volume sales of 16.3 million hectoliters (3.7% YOY), Net sales Ch$ 776,544 million (9.3% YOY), Operating result of Ch$137,382 million (10.8% YOY) and EBITDA of Ch$181,513 million (10.7% YOY).

In the fourth quarter, Operating result grew 2.1%, EBITDA 4.7% and volume 3.7% organically, where the Non-alcoholic and Wine segments had the most positive performances, with Soft drinks growing 7.6%, Nectars 10.3%, Water 7.0%, and Wine 20.6% .

During the quarter we paid a syndicated loan of US$ 100 million which was, when issued, converted into a fixed-rate UF loan through a cross currency swap. The financing for the payment was procured during the month of April, when the Company issued UF 5 million in bonds.

______________________________
(1) Statements made in this press release that relate to CCU’s future performance or financial results are forward-looking statements, which involve known and unknown risks and uncertainties that could cause actual performance or results to materially differ. We undertake no obligation to update any of these statements. Persons reading this press release are cautioned not to place undue reliance on these forward-looking statements. These statements should be taken in conjunction with the additional information about risk and uncertainties set forth in CCU’s annual report on Form 20-F filed with the US Securities and Exchange Commission.
(2) EBITDA represents Operating result plus depreciation and amortization. EBITDA is not a calculation based on generally accepted accounting principles. For more detail, please see full note before Exhibits. Please see reconciliation of EBITDA to Operating result in exhibits 1 to 4.
(3) Net profit attributable to parent company shareholders as per IFRS.
(4)For the second time, CCU’s consolidated financial statements are presented in accordance with IFRS. All the figures are presented in nominal million Chilean pesos, without adjusting prior year’s numbers by the CPI variation, as was the case under Chilean GAAP. We are presenting the restated year 2008 for the quarter and full year. All US$ figures are based on the exchange rate effective December 31, 2009 (US$1.00 = Ch$506.43) .

The company finished the year with a very solid balance sheet, with a Net Debt to EBITDA ratio of 0.51.

On February 27, 2010 a very strong earthquake followed by a tsunami stroke Chile. On March 3, 2010 CCU issued its first report on the impact of the earthquake.

As of today, 18 days after the event, our best understanding of the effects on CCU´s business is as follows:

1. Much to our relief CCU did not encounter fatalities or major accidents affecting employees.

2. The Company has insurance policies and we anticipate a significant coverage of the damages and losses. However, due to the many variables involved, the enormous workload affecting the insurance companies and adjusters and the time required by this process, the financial impact has not been determined yet. The 1st quarter 2010 financial statements, to be published in May, should reflect preliminarily this impact.

3. All sales forces and distribution centers, including those in the most affected areas of the country, are up and running.

4. All production plants, from all the different product categories, are in full operation, with the exception of the winery in Isla de Maipo and the brewery in Santiago, which are operating partially.

5. Our wine subsidiary Viña San Pedro Tarapacá S.A. secured sufficient capacity to completely accomplish the 2010 vintage.

6. Sooner than was preliminary anticipated, the Santiago Brewery has returned to operation, although partially. All efforts continue being undertaken to restore the brewery to its normal status in the coming months. To overcome during March the diminished production capacity, the brewery in Temuco and our production facilities in Argentina have been mobilized to the maximum. We expect that by early April production in our Santiago Brewery is restored to a level to satisfy demand only with domestic production.

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS (Exhibits 1 & 2)

NET SALES

Q4'09

Total Net sales decreased 0.7% to Ch$231,562 million as a result of 3.7% higher consolidated volumes (organic growth) and 2.7% lower average prices in nominal Chilean pesos. The increase in consolidated volumes is explained by the growth in Wine (20.6%), in the Non-alcoholic beverages segment (7.8%), in Spirits (0.6%) and in Beer Argentina (1.4%), partially offset by lower volumes in Beer Chile (-1.1%) . The lower average price is explained by the decrease in Wine (-15.1%), in the Non-alcoholic beverages segment (-1.8%) and in Beer Argentina (-4.6%), partially offset by higher average prices in Beer Chile (0.3%) and in Spirits (0.4%) .

2009

Accumulated Net sales increased 9.3% amounting to Ch$776,544 million, as a result of 3.7% higher consolidated volumes (organic growth) and 7.5% higher average prices in nominal Chilean pesos.

Net sales by segment

	Q4 (million Ch$)

	2008		2009		% Chg.

Beer Chile	87,640	37.6%	86,777	37.5%	-1.0%
Beer Argentina	46,044	19.7%	43,327	18.7%	-5.9%
Non-alcoholic beverages	56,280	24.1%	59,308	25.6%	5.4%
Wine	31,193	13.4%	32,399	14.0%	3.9%
Spirits	10,462	4.5%	10,694	4.6%	2.2%
Other/Eliminations	1,570	0.7%	-942	-0.4%	-

TOTAL	233,189	100.0%	231,562	100.0%	-0.7%

	Full Year (million Ch$)

	2008		2009		% Chg.

Beer Chile	270,058	38.0%	278,170	35.8%	3.0%
Beer Argentina	115,187	16.2%	137,296	17.7%	19.2%
Non-alcoholic beverages	187,071	26.3%	201,512	25.9%	7.7%
Wine	92,671	13.0%	124,726	16.1%	34.6%
Spirits	38,799	5.5%	38,830	5.0%	0.1%
Other/Eliminations	6,402	0.9%	-3,988	-0.5%	-

TOTAL	710,189	100.0%	776,544	100.0%	9.3%

GROSS PROFIT

Q4'09

Increased 2.3% to Ch$128,493 million as a result of 0.7% lower Net sales, offset by 4.2% lower Cost of goods sold (COGS) which amounted to Ch$103,070 million. As a percentage of Net sales the COGS decreased from 46.1% in Q4’08 to 44.5% in Q4’09. Accordingly, the Gross profit, as a percentage of Net sales, increased from 53.9% in Q4'08 to 55.5% this quarter.

2009

Increased 9.8% to Ch$411,446 million and, as a percentage of Net sales, the consolidated Gross profit increased from 52.7% to 53.0% when compared to 2008.

OPERATING RESULT

Q4'09

Increased 2.1% to Ch$44,204 million due to the higher Gross profit, partially offset by higher Marketing/Selling, Distribution and Administrative expenses (MSD&A). MSD&A expenses increased in Q4'09 by 3.4%, to Ch$84,788 million. MSD&A expenses as a percentage of Net sales increased from 35.2% in Q4'08 to 36.6% in Q4'09. The consolidated operating margin increased from 18.6% in Q4'08 to 19.1% in Q4'09.

2009

Increased 10.8% amounting to Ch$137,382 million and the operating margin was 17.7%, increasing 0.2 percentage points when compared to 2008.

Operating result and Operating margin by segment

	Q4

	Operating result (million Ch$)			Operating margin
	2008	2009	% Chg	2008	2009

Beer Chile	25,143	26,926	7.1%	28.7%	31.0%
Beer Argentina	5,382	5,716	6.2%	11.7%	13.2%
Non-alcoholic beverages	7,163	9,699	35.4%	12.7%	16.4%
Wine	3,416	2,629	-23.0%	11.0%	8.1%
Spirits	1,705	1,474	-13.6%	16.3%	13.8%
Other/Eliminations	473	-2,240	NM	-	-

TOTAL	43,282	44,204	2.1%	18.6%	19.1%

	Full Year

	Operating result (million Ch$)			Operating margin
	2008	2009	%Chg	2008	2009

Beer Chile	74,896	77,191	3.1%	27.7%	27.7%
Beer Argentina	10,627	17,328	63.1%	9.2%	12.6%
Non-alcoholic beverages	21,633	24,686	14.1%	11.6%	12.3%
Wine	10,304	12,220	18.6%	11.1%	9.8%
Spirits	6,016	6,421	6.7%	15.5%	16.5%
Other/Eliminations	515	-464	NM	-	-

TOTAL	123,990	137,382	10.8%	17.5%	17.7%

EBITDA5

Q4'09

Increased 4.7%, to Ch$55,940 million and the consolidated EBITDA margin improved 1.3 percentage points, reaching 24.2% .

2009

Increased 10.7% to Ch$181,513 million and the EBITDA margin reached 23.4%, increasing 0.3 percentage points when compared to last year.

EBITDA by segment

	Q4

	EBITDA (million Ch$)			EBITDA margin
	2008	2009	% Chg	2008	2009

Beer Chile	28,888	30,909	7.0%	33.0%	35.6%
Beer Argentina	6,756	6,858	1.5%	14.7%	15.8%
Non-alcoholic beverages	8,441	12,252	45.2%	15.0%	20.7%
Wine	5,211	4,200	-19.4%	16.7%	13.0%
Spirits	2,281	1,978	-13.3%	21.8%	18.5%
Other/Eliminations	1,867	-257	-113.8%	-	-

TOTAL	53,443	55,940	4.7%	22.9%	24.2%

	Full Year

	EBITDA (million Ch$)			EBITDA margin
	2008	2009	% Chg	2008	2009

Beer Chile	89,870	92,138	2.5%	33.3%	33.1%
Beer Argentina	14,771	21,943	48.6%	12.8%	16.0%
Non-alcoholic beverages	30,662	34,375	12.1%	16.4%	17.1%
Wine	15,574	19,100	22.6%	16.8%	15.3%
Spirits	7,774	8,221	5.8%	20.0%	21.2%
Other/Eliminations	5,263	5,736	9.0%	-	-

TOTAL	163,912	181,513	10.7%	23.1%	23.4%

______________________________
5 Please see the note before the exhibits.

ALL OTHER

Q4'09

In All other we include the following: Net financing expenses, Share of profits of associates and joint ventures, Exchange rate differences, Result of indexed units and Other gains/(losses). The total variation of these accounts, when compared to the same quarter last year is a lower loss of Ch$1,178 million mainly explained by:

  Results of indexed units, which improved Ch$2,405 million mainly due to a lower UF variation affecting CCU’s UF debt. (The UF is a unit indexed to the CPI variation).

  Share of profits of associates and joint ventures, which decreased Ch$423 million, mainly explained by an unrealized profit in ECCUSA, related to Foods Compañia de Alimentos CCU S.A., of Ch$339 million in 2008. In addition Cervecería Austral S.A. results where lower than in the previous year.

  Net financing expenses, which increased Ch$268 million, from an expense of Ch$2,248 million to an expense of Ch$2,516 million as a result of the timely procurement of the refinancing of a US$100 million loan due November 2009.

  Other gains/(losses), which decreased Ch$437 million due to a lower result in hedging instruments that is offset at the income tax level.

2009

These captions improved from a loss of Ch$18,163 million to a profit of Ch$15,707 million due mostly to the one time profit of Ch$24,416 million on the sale of 29.9% equity of Aguas CCU-Nestlé Chile S.A., and to the Ch$19,816 million higher Result of indexed units, partially compensated by higher Net financing expenses of Ch$5,570.

INCOME TAX

Q4'09

Income tax decreased Ch$5,144 million to Ch$3,510 million as a consequence of our hedge policy to avoid bottom line effects driven by exchange rate variations.

2009

Increased Ch$1,200 million due to current years higher Income before taxes.

MINORITY INTEREST

Q4'09

Grew Ch$2,054 million to Ch$2,920 million mostly due to the ownership participation increase of Nestlé Waters Chile S.A. in Aguas CCU-Nestle Chile S.A., from 20% to 49.9% as explained in our Q2´09 Press Release.

2009

Increased Ch$8,438 million to Ch$13,328 million mostly due to the reason mentioned above, and the decrease in our percentage in the wine business, after the merger of Viña San Pedro with Viña Tarapacá.

NET PROFIT

Q4'09

Increased Ch$5,190 million to Ch$32,743 million due mostly to better operating result and to lower income taxes.

2009

Increased Ch$37,623 million to Ch$128,037 million mostly due to: the Ch$19,920 million net profit on the sale of 29.9% of Aguas CCU-Nestlé Chile S.A.; to Ch$19,816 million better Results of indexed units and Ch$13,392 million better Operating result, partially compensated by higher Net financing expenses of Ch$5,570 million, higher Minority interest of Ch$8,438 million and higher Income taxes of Ch$1,200 million.

BUSINESS UNITS HIGHLIGHTS (Exhibits 3 and 4)

Business segments are reflected in the same way that each Strategic Business Unit (SBU) is managed. Net sales for each business segment have been categorized according to those derived from core beverage products and those derived from the sale of other non-core products. Corporate shared services and distribution and logistics expenses have been allocated to each SBU based on Service Level Agreements. The non-allocated corporate overhead expenses and the result of the logistics subsidiary (which until last year were distributed in each business segment), are included in “Other/Eliminations”. For comparison purposes, last year figures were reclassified according to this criterion. As of 2009, confectionery sales are directly performed by Foods Compañía de Alimentos CCU S.A., which are not consolidated in CCU. Until December 2008, confectionery sales were done by the Non-alcoholic beverages subsidiary, therefore, are consolidated and included in last year’s “Other/Eliminations”.

(Note: the comments below regarding volumes and prices refer to Q4'09.)

BEER CHILE

Net sales decreased 1.0% to Ch$86,777 million as a result of 1.1% lower sales volumes, compensated by 0.3% higher average prices.

Operating result increased 7.1% to Ch$26,926 million, mainly as a result of lower COGS, partially compensated by higher MSD&A expenses. COGS decreased 11.5% to Ch$32,142 million, mainly due to the lower cost of barley and to the lower exchange rate for imported raw materials. As a percentage of Net sales, COGS decreased from 41.4% in Q4'08 to 37.0% in Q4'09. The MSD&A expenses increased 6.5% to Ch$27,293 million mainly due to higher marketing expenses. As a percentage of Net sales, MSD&A increased from 29.2% in Q4'08 to 31.5% in Q4'09. The operating margin increased from 28.7% in Q4'08 to 31.0% in Q4'09.

EBITDA increased 7.0% to Ch$30,909 million, while the EBITDA margin was 35.6% or 2.6 percentage points higher than in Q4'08.

Comments During the quarter, following the same trend that we saw during the last years, the premium brands had a very good performance, with Royal Guard and Heineken growing 27.1% and 10.1% respectively when compared with the same quarter last year. The Beer Chile segment benefited from the appreciation of the Chilean peso, which helped, among others, to reduce in 10.5% the cost per hectoliter of beer. Our marketing expenses were increased to implement the new brand image of Cristal.

2009 was very challenging with slightly decreasing volumes, but with very tight control of costs and expenses, record high financial indicators were realized: Operating result and EBITDA were higher than last year by 3.1% and 2.5% respectively.

BEER ARGENTINA

Net sales decreased 5.9% to Ch$43,327 million, as a result of 4.6% lower average prices, compensated by 1.4% higher sales volumes.

Operating result measured in Chilean pesos increased 6.2% to Ch$5,716 million in Q4'09, as a consequence of lower COGS and MSD&A expenses, partially compensated by lower Net sales. COGS decreased 9.4%, to Ch$18,648 million this quarter mainly due to the decrease in the cost of raw materials. As a percentage of Net sales, COGS decreased from 44.7% in Q4’08 to 43.0% in Q4’09. MSD&A expenses decreased 4.0% from Ch$19,783 million to Ch$18,993 million this quarter, mainly due to lower marketing expenses. As a percentage of sales, MSD&A expenses increased from 43.0% in Q4’08 to 43.8% this quarter. The operating margin improved from 11.7% in Q4'08 to 13.2% in Q4'09.

EBITDA increased 1.5% or Ch$102 million to Ch$6,858 million this quarter, while the EBITDA margin increased from 14.7% in Q4'08 to 15.8% in Q4'09.

Comments We are very pleased with the performance of Beer Argentina, both in the quarter as in the full year figures. In 2009, the segment increased its EBITDA 48.6%, representing 12.1% of CCU’s consolidated EBITDA.

NON-ALCOHOLIC BEVERAGES

Net sales increased 5.4% to Ch$59,308 million due to higher volumes of 7.8%, partially compensated by a decrease of 1.8% in the average price.

Operating result increased 35.4% to Ch$9,699 million as a consequence of higher Net sales, lower MSD&A expenses, partially compensated by higher COGS. The latter increased 3.0% to Ch$28,990 million due mostly to larger volumes; analyzed on a cost by hectoliter basis, it decreased 4.4% . The increase in the cost of sugar in US$ terms was compensated by the appreciation of the Chilean peso when compared to the same quarter last year. COGS, as a percentage of Net sales, decreased from 50.0% in Q4’08 to 48.9% in Q4’09. As a consequence, gross margin increased from 50.0% to 51.1% . MSD&A decreased 1.2% to Ch$20,760 million mostly due to lower distribution expenses but higher marketing expenses. As a percentage of Net sales MSD&A decreased from 37.3% in Q4’08 to 35.0% en Q4'09. The operating margin increased from 12.7% in Q4'08 to 16.4% in Q4’09.

EBITDA increased 45.2% to Ch$12,252 million and the EBITDA margin was 20.7%, 5.7 points higher than in Q4'08.

Comment Volumes had a very positive performance in all categories during the quarter: soft drinks increased 7.6%, water 7.0%, and nectars 10.3% .

The lower average price in each category can be mainly explained by the fact that most of the growth came from bigger packages, which tend to have lower price per hectoliter.

WINE

Net sales increased 3.9% to Ch$32,399 million due to an increase in sales by volume of 20.6% and a decrease of 15.1% in the average price in Ch$, excluding bulk wine.

Operating result decreased 23.0% from Ch$3,416 million to Ch$2,629 million in Q4'09, due mostly to higher COGS, partially compensated by higher Net sales and lower MSD&A. COGS increased 14.2% from Ch$17,634 million in Q4'08 to Ch$20,138 million in Q4’09 due to the higher volume. Analyzed on a cost per hectoliter basis it decreased 5.3% . As a percentage of Net sales, COGS increased from 56.5% in Q4'08 to 62.2% in Q4’09. Consequently, the gross margin decreased from 43.5% to 37.8% . MSD&A decreased 5.4% to Ch$9,829 million. As a percentage of Net sales, MSD&A decreased from 33.3% in Q4’08 to 30.3% in Q4´09. The operating margin decreased from 11.0% in Q4'08 to 8.1% in Q4'09.

EBITDA decreased 19.4% to Ch$4,200 million in Q4’09 and the EBITDA margin decreased from 16.7% in Q4’08 to 13.0% in Q4’09.

Comments For the first time during the year we are comparing similar companies due to the fact that the merger of VSP with VT was reflected in the Q4 2008 Financial Statements. Volumes increased in all categories: domestic wine 14.8%, bottled exported wine 24.3% and wine in Argentina 37.8% . The decrease in average prices is mostly explained by the appreciation of the Chilean peso which (versus foreign currencies in which the prices are quoted) affected the average price of exported wine and wine from our Argentinean subsidiaries, and to the effect of the world financial crisis lowering the foreign market prices.

SPIRITS

Net sales increased 2.2% to Ch$10,694 million due to 0.6% higher volume and 0.4% higher average prices.

Operating result decreased 13.6% from Ch$1,705 million to Ch$1,474 million in Q4'09, mainly due to higher COGS and MSD&A expenses, partially compensated by higher Net sales. COGS increased from Ch$5,675 million to Ch$5,951 million in Q4’09. COGS as a percentage of Net sales increased from 54.2% in Q4’08 to 55.6% in Q4'09 due to having a more premium mix. MSD&A increased 7.8% to Ch$3,324 million due to higher marketing expenses related to the advertising campaign for Mistral Ice. As a percentage of Net sales, MSD&A increased from 29.5% in Q4’08 to 31.1% in Q4’09. The operating margin decreased from 16.3% in Q4'08 to 13.8% in Q4'09.

EBITDA decreased 13.3% from Ch$2,281 million to Ch$1,978 million and the EBITDA margin decreased from 21.8% in Q4’08 to 18.5% in Q4’09.

Comments The company has continued its efforts to strengthen the image of pisco, investing in the marketing of the more premium brands and launching new products in the super premium segment as it was the case of Mistral Gran Nobel and Horcon Quemado 1909.

(Five exhibits to follow)

______________________________
Note: EBITDA represents Operating result plus depreciation and amortization. EBITDA is not a calculation based on generally accepted accounting principles. The amounts in the EBITDA calculation, however, are derived from amounts included in the historical statements of income data. EBITDA is presented as supplemental information because management believes that EBITDA is useful in assessing the Company’s operations. EBITDA is useful in evaluating the operating performance compared to that of other companies, as the calculation of EBITDA eliminates the effects of financing, income taxes and the accounting of capital spending, which items may vary for reasons unrelated to overall operating performance. When analyzing the operating performance, however, investors should use EBITDA in addition to, not as an alternative for, operating income and net income, as those items are defined by GAAP. Investors should also note that CCU’s presentation of EBITDA may not be comparable to similarly titled measures used by other companies. Please see reconciliation of EBITDA to operating income on exhibits 1 and 2.

Exhibit 1: Income Statement (Fourth Quarter 2009)

Q4	2008 (Ch$ MM)	2009 (Ch$ MM)	2008 (US$ MM)	2009 (US$ MM)	VARIANCE %

Net sales	233.189	231.562	460,5	457,2	-0,7
Cost of goods sold	(107.558)	(103.070)	(212,4)	(203,5)	-4,2
% of net sales	46,1	44,5	46,1	44,5
Gross profit	125.630	128.493	248,1	253,7	2,3
Marketing and selling, distribution, and administrative costs	(82.005)	(84.788)	(161,9)	(167,4)	3,4
% of net sales	35,2	36,6	35,2	36,6
Other operating income/(expenses)	(343)	499	(0,7)	1,0
OPERATING RESULT	43.282	44.204	85,5	87,3	2,1
% of net sales	18,6	19,1	18,6	19,1
Net financing expenses	(2.248)	(2.516)	(4,4)	(5,0)	11,9
Share of profits of associates and joint ventures	932	509	1,8	1,0	-45,3
Exchange rate differences	(1.665)	(1.764)	(3,3)	(3,5)	5,9
Results of indexed units	(3.677)	(1.272)	(7,3)	(2,5)	-65,4
Other gains/(losses)	449	12	0,9	0,0	-97,2
INCOME/(LOSS) BEFORE TAXES	37.073	39.173	73,2	77,4	5,7
Income tax	(8.654)	(3.510)	(17,1)	(6,9)	-59,4
NET PROFIT FOR THE PERIOD	28.420	35.663	56,1	70,4	25,5

NET PROFIT ATTRIBUTABLE TO:
PARENT COMPANY SHAREHOLDERS	27.553	32.743	54,4	64,7	18,8
MINORITY INTEREST	866	2.920	1,7	5,8	237,0

Net profit attributable to Parent Company
Shareholders as % of net sales	11,8	14,1	11,8	14,1

Earnings per share	86,5	102,8	0,17	0,20	18,8
Earnings per ADR	432,5	514,0	0,85	1,01	18,8

EBITDA	53.443	55.940	105,5	110,5	4,7
% of net sales	22,9	24,2	22,9	24,2

OTHER INFORMATION
Number of shares	318.502.872	318.502.872	318.502.872	318.502.872
Shares per ADR	5	5	5	5
Exchange rate Ch/US$	506,43

DEPRECIATION	10.160	11.736	20,1	23,2	15,5
Capital Expenditures	2.715	7.055	5,4	13,9	159,8

Exhibit 2: Income Statement (Twelve Months Ended December 31, 2009)

AS OF DECEMBER	2008 (Ch$ MM)	2009 (Ch$ MM)	2008 (US$ MM)	2009 (US$ MM)	VARIANCE %

Net sales	710.189	776.544	1.402,3	1.533,4	9,3
Cost of goods sold	(335.579)	(365.098)	(662,6)	(720,9)	8,8
% of net sales	47,3	47,0	47,3	47,0
Gross profit	374.610	411.446	739,7	812,4	9,8
Marketing and selling, distribution, and administrative costs	(251.092)	(273.591)	(495,8)	(540,2)	9,0
% of net sales	35,4	35,2	35,4	35,2
Other operating income/(expenses)	472	(473)	0,9	(0,9)
OPERATING RESULT	123.990	137.382	244,8	271,3	10,8
% of net sales	17,5	17,7	17,5	17,7
Net financing expenses	(4.797)	(10.367)	(9,5)	(20,5)	116,1
Share of profits of associates and joint
ventures	1.564	1.349	3,1	2,7	-13,7
Exchange rate differences	(866)	(1.390)	(1,7)	(2,7)	60,6
Results of indexed units	(15.626)	4.190	(30,9)	8,3	-
Other gains/(losses)	1.563	21.925	3,1	43,3	-
INCOME/(LOSS) BEFORE TAXES	105.827	153.089	209,0	302,3	44,7
Income tax	(10.524)	(11.724)	(20,8)	(23,1)	11,4
NET PROFIT FOR THE PERIOD	95.303	141.365	188,2	279,1	48,3

NET PROFIT ATTRIBUTABLE TO:
PARENT COMPANY SHAREHOLDERS	90.414	128.037	178,5	252,8	41,6
MINORITY INTEREST	4.890	13.328	9,7	26,3	172,6

Net profit attributable to Parent Company
Shareholders as % of net sales	12,7	16,5	12,7	16,5

Earnings per share	283,9	402,0	0,56	0,79	41,6
Earnings per ADR	1.419,4	2.010,0	2,80	3,97	41,6

EBITDA	163.912	181.513	323,7	358,4	10,7
% of net sales	23,1	23,4	23,1	23,4

OTHER INFORMATION
Number of shares	318.502.872	318.502.872	318.502.872	318.502.872
Shares per ADR	5	5	5	5
Exchange rate Ch/US$	506,43

DEPRECIATION	39.922	44.131	78,8	87,1	10,5
Capital Expenditures	60.685	57.892	119,8	114,3	(4,6)

Exhibit 3: Segment Information - Fourth Quarter 2009

4Q (Ch$MM)	Beer Chile		Beer Argentina		Non-Alcoholic		Wines		Spirits		Other/eluiminations		Total

	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009
Sales revenue	86.978	86.148	46.124	43.311	55.180	58.952	31.188	32.392	10.355	10.522	3.364	236	233.189	231.562
Interco sales revenue	662	628	(81)	16	1.100	355	5	7	107	172	(1.794)	(1.179)	(0)	(0)
Net sales	87.640	86.777	46.044	43.327	56.280	59.308	31.193	32.399	10.462	10.694	1.570	(942)	233.189	231.562
variance %		-1,0		-5,9		5,4		3,9		2,2				-0,7
Cost of goods sold	(36.313)	(32.142)	(20.583)	(18.648)	(28.151)	(28.990)	(17.634)	(20.138)	(5.675)	(5.951)	797	2.800	(107.558)	(103.070)
% of net sales	41,4	37,0	44,7	43,0	50,0	48,9	56,5	62,2	54,2	55,6			46,1	44,5
Gross profit	51.327	54.635	25.460	24.679	28.129	30.318	13.560	12.261	4.787	4.743	2.367	1.857	125.630	128.493
Marketing and selling, distribution, and administrative costs	(25.631)	(27.293)	(19.783)	(18.993)	(21.011)	(20.760)	(10.392)	(9.829)	(3.085)	(3.324)	(2.104)	(4.588)	(82.005)	(84.788)
% of net sales	29,2	31,5	43,0	43,8	37,3	35,0	33,3	30,3	29,5	31,1			35,2	36,6
Other operating income/(expenses)	(554)	(416)	(295)	30	44	141	248	197	4	55	210	491	(343)	499
OPERATING RESULT	25.143	26.926	5.382	5.716	7.163	9.699	3.416	2.629	1.705	1.474	473	(2.240)	43.282	44.204
variance %		7,1		6,2		35,4		-23,0		-13,6				2,1
% of net sales	28,7	31,0	11,7	13,2	12,7	16,4	11,0	8,1	16,3	13,8			18,6	19,1
EBITDA	28.888	30.909	6.756	6.858	8.441	12.252	5.211	4.200	2.281	1.978	1.867	(257)	53.443	55.940
variance %		7,0		1,5		45,2		-19,4		-13,3				4,7
% of net sales	33,0	35,6	14,7	15,8	15,0	20,7	16,7	13,0	21,8	18,5			22,9	24,2

4Q VOLUMES(HL)	Beer Chile		Beer Argentina*		Non-Alcoholic**		Wines***		Spirits		Other/eluiminations		Total

	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009
SEGMENT VOLUME	1.614.117	1.595.859	1.237.387	1.254.881	1.664.722	1.794.079	241.402	291.074	54.789	55.097			4.812.416	4.990.989
variance %		-1,1		1,4		7,8		20,6		0,6				3,7
					SOFT DRINKS		CHILE DOMESTIC
					1.104.190	1.187.956	115.774	132.889
variance %						7,6		14,8
					NECTAR		CHILE EXPORTS
					197.131	217.361	110.624	137.515
variance %						10,3		24,3
					WATER		ARGENTINA
					363.401	388.762	15.004	20.670
variance %						7,0		37,8

* Excludes exports to Chile of 5,598 Hl y 8,131 Hl in 2009 and 2008 respectively
** Includes softdrink (sofdrink, tea , sports and energetic drinks) , nectars and water (purified and mineral)
*** Excludes bulk wine

4Q AVE PRECES(Ch$/Hl)	Beer Chile		Beer Argentina		Non-Alcoholic		Wines		Spirits		Other/eluiminations		Total

	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009
PRECIOS SEGMENTO	54.593	54.750	34.901	33.309	34.153	33.527	127.217	108.066	195.506	196.338			47.706	46.403
variance %		0,3		-4,6		-1,8		-15,1		0,4				-2,7
					SOFT DRINKS		CHILE DOMESTIC
					33.518	32.697	68.218	70.265
variance %						-2,4		3,0
					NECTAR		CHILE EXPORTS
					46.341	45.596	156.639	135.861
variance %						-1,6		-13,3
					WATER		ARGENTINA
					29.468	29.317	172.776	135.947
variance %						-0,5		-21,3

Exhibit 4: Segment Information - Twelve Months Ended December 31, 2009

AS OF DECEMBER (Ch$ MM)	Beer Chile		Beer Argentina		Non-Alcoholic		Wines		Spirits		Other/eluiminations		Total

	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009
Sales revenue	268.039	275.870	115.268	137.224	182.531	198.378	92.670	124.703	38.480	38.286	13.202	2.083	710.189	776.544
Interco sales revenue	2.020	2.300	(81)	72	4.541	3.134	1	23	320	544	(6.800)	(6.072)	0	0
Net sales	270.058	278.170	115.187	137.296	187.071	201.512	92.671	124.726	38.799	38.830	6.402	(3.988)	710.189	776.544
variance %		3,0		19,2		7,7		34,6		0,1				9,3
Cost of goods sold	(111.191)	(114.108)	(55.623)	(61.154)	(93.993)	(101.075)	(53.891)	(77.855)	(20.502)	(20.602)	(378)	9.696	(335.579)	(365.098)
% of net sales	41,2	41,0	48,3	44,5	50,2	50,2	58,2	62,4	52,8	53,1			47,3	47,0
Gross profit	158.867	164.062	59.564	76.142	93.078	100.436	38.780	46.871	18.298	18.227	6.024	5.708	374.610	411.446
Marketing and selling, distribution, and administrative costs	(83.434)	(86.072)	(49.297)	(58.814)	(71.466)	(75.503)	(28.939)	(35.055)	(12.053)	(11.802)	(5.903)	(6.345)	(251.092)	(273.591)
% of net sales	30,9	30,9	42,8	42,8	38,2	37,5	31,2	28,1	31,1	30,4			35,4	35,2
Other operating income/(expenses)	(537)	(798)	359	0	21	(247)	463	404	(228)	(4)	394	173	472	(473)
OPERATING RESULT	74.896	77.191	10.627	17.328	21.633	24.686	10.304	12.220	6.016	6.421	515	(464)	123.990	137.382
variance %		3,1		63,1		14,1		18,6		6,7				10,8
% of net sales	27,7	27,7	9,2	12,6	11,6	12,3	11,1	9,8	15,5	16,5			17,5	17,7
EBITDA	89.870	92.138	14.771	21.943	30.662	34.375	15.574	19.100	7.774	8.221	5.263	5.736	163.912	181.513
variance %		2,5		48,6		12,1		22,6		5,8				10,7
% of net sales	33,3	33,1	12,8	16,0	16,4	17,1	16,8	15,3	20,0	21,2			23,1	23,4

AS OF DECEMBER VOLUMES (HL)	Beer Chile		Beer Argentina*		Non-Alcoholic**		Wines***		Spirits		Other/eluiminations		Total

	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009
TOTAL SEGMENT	5.168.256	5.072.079	3.636.035	3.916.011	5.777.802	6.000.136	917.873	1.102.145	210.525	199.068			15.710.491	16.289.440
variance %		-1,9		7,7		3,8		20,1		-5,4				3,7
					SOFT DRINKS		CHILE DOMESTIC
					3.873.892	3.985.683	493.738	520.657
variance %						2,9		5,5
					NECTAR		CHILE EXPORTS
					706.682	784.508	373.481	505.493
variance %						11,0		35,3
					WATER		ARGENTINA
					1.197.228	1.229.945	50.654	75.995
variance %						2,7		50,0

* Excludes exports to Chile of 16,632 Hl y 41,387 Hl in 2009 and 2008 respectively
** Includes softdrink (sofdrink, tea , sports and energetic drinks) , nectars and water (purified and mineral)
*** Excludes bulk wine

AS OF DECEMBER AVE. PRICES (Ch$/Hl)	Beer Chile		Beer Argentina		Non-Alcoholic		Wines		Spirits		Other/eluiminations		Total

	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009
SEGMENT AVE. PRICE	51.788	54.896	29.713	34.205	32.601	33.815	98.074	107.651	189.260	199.036			44.169	47.488
variance %		6,0		15,1		3,7		9,8		5,2				7,5
					SOFT DRINKS		CHILE DOMESTIC
					31.922	32.972	67.312	70.760
variance %						3,3		5,1
					NECTAR		CHILE EXPORTS
					44.522	45.493	132.668	138.996
variance %						2,2		4,8
					WATER		ARGENTINA
					27.764	29.097	141.271	145.282
variance %						4,8		2,8

Exhibit 5: Balance Sheet

	December 31 2008	December 31 2009	December 31 2008	December 31 2009	% Change

ASSETS	Ch$ millions	Ch$ millions	US$ millions(1)	US$ millions(1)

Cash and cash equivalents	55.300	137.354	109	271	148,4%

Other current assets	309.128	270.285	610	534	-12,6%

Total current assets	364.428	407.639	720	805	11,9%

PP&E (net)	494.940	491.122	977	970	-0,8%

Other non current assets	222.335	205.012	439	405	-7,8%

Total non current assets	717.275	696.134	1.416	1.375	-2,9%

Total assets	1.081.703	1.103.773	2.136	2.180	2,0%

LIABILITIES
Loans	86.244	19.780	170	39	-77,1%
Other liabilities	211.542	225.607	418	445	6,6%
Total current liabilities	297.787	245.388	588	485	-17,6%

Loans	159.793	209.747	316	414	31,3%
Other liabilities	76.161	75.431	150	149	-1,0%

Total non current liabilities	235.954	285.179	466	563	20,9%

Total Liabilities	533.740	530.566	1.054	1.048	-0,6%

EQUITY
Paid-in capital	231.020	231.020	456	456	0,0%
Other reserves	12.165	(25.194)	24	(50)	-307,1%
Retained earnings	200.680	256.404	396	506	27,8%

Net equity attributable to parent company shareholders	443.865	462.230	876	913	4,1%

Minority interest	104.098	110.977	206	219	6,6%

Total equity	547.962	573.207	1.082	1.132	4,6%

Total equity and liabilities	1.081.703	1.103.773	2.136	2.180	2,0%

OTHER FINANCIAL INFORMATION

Total financial debt	246.037	229.528	486	453	-6,7%

Net debt (2)	190.737	92.174	377	182	-51,7%

Liquidity ratio	1,22	1,66
Financial Debt / Capitalization	0,31	0,29
Net debt / EBITDA	1,16	0,51

(1) Exchange rate: US$1.00 = Ch$506.43 (2) Total financial debt minus cash & cash equivalents

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Ricardo Reyes
Chief Financial Officer

Date: March 25, 2010